EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

6 May, 2014

To	To
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Dear Sir/Madame,

Re: Immediate report – Execution of agreement for the sale of Yad2

Further to the immediate reports of April 23, 2014 and April 29, 2104, the Company is providing  an update. Its subsidiary Walla! Communication Ltd. ("Walla") has executed a binding agreement with Axel Springer Digital Classifieds Holding GmbH, a foreign company incorporated in Germany, engaged, among others, in the field of media, for the sale of the entire share capital of Coral Tel Ltd. ("Coral Tel" and "Sale Agreement," respectively), a private company wholly controlled by the Company (indirectly, through Walla), that operates the Yad2 website, for a cash consideration of NIS 787.5 million (subject to price adjustments expected to total an additional NIS 18.8 million).

The Sale Agreement includes an undertaking by Walla and the Company to refrain from engaging in Coral Tel's fields of activity for a period of 24 months.

The Sale Agreement was approved by the competent organs at Walla and the Company, and its consummation is contingent upon receipt of the regulatory approvals and other terms set forth in the Sale Agreement.

If and to the extent the transaction is consummated and the consideration received, the Company expects a pre-tax profit of approximately NIS 560 million.

Such anticipated profit was not included in the forecast published by the Company regarding the group's results, and the Company will update the forecast to the extent the transaction is consummated.

The statements in this immediate report are forward looking information, as such term is defined in the Israeli Securities Law, 5728-1968, and is based on the Company's evaluations on the basis of the data currently in its possession, including its evaluation that the transaction for the sale of Coral Tel will be completed as specified herein. Such forward looking information may not materialize, or materialize differently from what is expected, due to factors beyond the Company's control.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.